08004310

SEC Mail
Mail Processing
Section

AUG 06 2008

Washington, DC
106

Man Investments

August 5, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

PROCESSED
AUG 14 2008
THOMSON REUTERS

cc: Barry Wakefield (w/ Encl.)

dlw
8/13

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
5 August 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 4 August 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$36.81.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.70%
Last 12 months	+19.0%
Annualised return since inception	+13.6%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
4 August 2008

Athena Guaranteed Futures Ltd Monthly Net Asset Value

As at the close of business on 31 July 2008, the Net Asset Value of Athena Guaranteed Futures Ltd was US$112.28.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-7.51%
Last 12 months	+14.1%
Annualised return since inception	+14.7%

ENQUIRIES

David Browne
Head of External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last monthly valuation for each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

On 4th August 2008 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of the transaction on that date.

Christoph Moller (PDMR) jointly with his wife Mrs Otilia Moller (a connected person)

Shares Sold: 239,181 ordinary shares at a price of 620 pence per share.

Following the above transaction Christoph Moller is deemed to be interested in a total of 5,332,697 Man Group plc ordinary shares, representing approximately 0.31% of the Company's issued share capital.

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 July 2008 comprises 1,719,331,506 Ordinary Shares of 3 $^3/_7$ US cents each fully paid.

The above figure of 1,719,331,506 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 634,839 new ordinary shares of 3 $^{3}/_{7}$ US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued as follows:-

602,256 Shares in respect of the Issuer's Man Group Sharesave Scheme; and
32,583 Shares in respect of the Issuer's Man Group Long Term Incentive Plan.

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

On 1st August 2008 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of the transaction on that date.

Christoph Moller (PDMR) jointly with his wife Otilia Moller (a connected person)

Shares Sold: 760,819 ordinary shares at a price of 618.0188 pence per share.

Following the above transaction Christoph Moller is deemed to be interested in a total of 5,571,878 Man Group plc ordinary shares, representing approximately 0.32% of the Company's issued share capital.

This notification relates to transactions to be notified in accordance with DTR 3.1.4R(1)(a)

The following grants under the HMRC approved Man Group Sharesave Scheme (the "Scheme") are to be disclosed by a Director or Other Person Discharging Managerial Reponsibility ("Other PDMR")

Director

Kevin Hayes was ganted an option to acquire 3,476 Ordinary Shares of 3 $^{3}/_{7}$ US cents each on 29 June 2007 at an option price of 471p per share exercisable between 1 August 2012 and 31 January 2013 subject to the Rules of the Scheme.

Kevin Hayes is deemed to be interested in a total of 191,190 Man Group plc ordinary shares, representing approximately 0.01% of the Company's issued share capital.

Other PDMR

Stephen Ross was granted an option to acquire 1,902 Ordinary Shares of 3 $^{3}/_{7}$ US cents each on 2 July 2008 at an option price of 494p per share exercisable between 1 August 2011 and 31 January 2012 subject to the Rules of the Scheme.

Stephen Ross is deemed to be interested in a total of 45,562 Man Group plc ordinary shares, representing an insignificant percentage of the Company's issued share capital.

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 23,000 new ordinary shares of 3 $^{3}/_{7}$ US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued in respect of the Issuer's Man Group plc United States Employee Stock Purchase Plan.

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 5,733,649 new ordinary shares of 3 $^3/_7$ US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued as follows:-

1,136,844 shares to be issued in respect of the Issuer's Man Group Executive Share Option Scheme 2001

4,596,805 shares to be issued in respect of the Issuer's Man Group Long Term Incentive Plan

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 3 June 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Executive Share Option Scheme 2001		
Period of return:	From:	26/11/2007	To:	25/05/2008
Balance of unallotted securities under scheme(s) from previous return:		1,625,892 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		457,686		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,168,206		

Name of contact:	B J Wakefield FCIS
Telephone number of contact:	0207 144 1735

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 3 June 2007

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Long Term Incentive Plan		
Period of return:	From:	26/11/2007	To:	25/05/2008
Balance of unallotted securities under scheme(s) from previous return:		2,499,994		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,499,994		

Name of contact:	B J Wakefield FCIS
Telephone number of contact:	0207 144 1735

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 3 June 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group Sharesave Scheme		
Period of return:	From:	26/11/2007	To:	25/05/2008
Balance of unallotted securities under scheme(s) from previous return:		77,616 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		39,870		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		37,746		

Name of contact:	B J Wakefield FCIS
Telephone number of contact:	0207 144 1735

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 3 June 2008

Name of *applicant*:		Man Group plc		
Name of scheme:		Man Group plc United States Employee Stock Purchase Plan		
Period of return:	From:	26/11/2007	To:	25/05/2008
Balance of unallotted securities under scheme(s) from previous return:		93,951 Ordinary Shares of 3 3/7 US Cents each		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		93,951		

Name of contact:	B J Wakefield FCIS
Telephone number of contact:	0207 144 1735

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 May 2008 comprises 1,717,443,434 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,717,443,434 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

END